Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
ModernaTX, Inc.	Delaware
Brizo Ltd.	Bermuda
Moderna Biotech Securities, Inc.	Massachusetts
Moderna Biotech UK Limited	United Kingdom
Moderna US, Inc.	Delaware
Moderna Services, Inc.	Delaware
Moderna France	France
Moderna Switzerland GmbH	Switzerland
Moderna Biotech Spain, S.L.U.	Spain
Moderna Biopharma Canada Corporation	Canada
Moderna Italy S.r.l.	Italy
Moderna Germany GmbH	Germany